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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM TO-I
                               FOURTH AMENDMENT TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                SENIOR CARE INDUSTRIES, INC., OFFEROR AND ISSUER
(names of filing persons (identifying status as offeror, issuer or other person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 607,500                       182.25 paid May 7, 2001
                                                  91.10 paid Sept. 27, 2001

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities being registered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares being registered:  450,000
Price of those shares on April 30, 2001:        $1.35

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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $273.35
                                          -----------------------
                  Form or Registration No.: 333-64098
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 7, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                    AMENDMENT

The Registrant makes the following amendments to its Tender Offer filed on Form TO-I dated May 7, 2001, amended on Form TO-I/A on September 26, 2001 pursuant to Regulation 240.13(e)(4)(c)(3):

The tender offer was to remain open until November 30, 2001. That date shall now be extended and the tender offer shall remain open until January 31, 2002.


                                  PRESS RELEASE

Additionally, the Company will immediately issue the following press release and reports the contents of that Press Release pursuant to pursuant to Regulation 240.13(e)(4)(c)(1) as follows:

"SENIOR CARE EXTENDS TENDER OFFER TO ITS SHAREHOLDERS UNTIL JANUARY 31, 2002

Management of Senior Care announced today that it has extended the time for Senior Care shareholders to tender their stock under the terms of the Tender Offer originally made to Senior Care shareholders on May 7, 2001, amended on June 28, 2001 and subsequently again amended on September 27, 2001. Prior to today's announcement, the Transmittal Letter and Stock Certificates had to arrive at the depository no later than November 30, 2001. The Company has now extended that time until January 31, 2002.

The Securities and Exchange Commission (SEC) and state securities regulators have not approved the securities which Senior Care will be offering to its shareholders under this Tender and the SEC has issued a comment letter to the prospectus which was filed on September 26, 2001 to which the company must still respond.

This press release is not an offer to buy or sell securities and anyone contemplating the tender made by Senior Care should rely only on the information contained in the tender offer and the prospectus to make any investment decision. Senior Care may not issue any securities to its shareholders under the terms of the tender until an amended Registration Statement has been filed with the SEC and that amendment becomes effective.

Forward-Looking Statements: This news release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides a new "safe harbor" for these types of statements. To the extent statements in this news release involve, without limitation, product development and introduction plans, the company's expectations for growth, estimates of future revenues, expenses, profits, cash flow, balance sheet items, sell-through or backlog, forecasts of demand or market trends for the company's product categories and for the industries in which the company operates, or any other guidance on future periods, these statements are forward-looking statements. Senior Care does not assume any obligation to update forward-looking statements.

For more information, readers may contact Tom Gavin at Investor Relations Network at (909) 279-8884 or tom@irnonline.com"


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this Amendment to Form TO and intended Press Release and has duly caused this Amendment and intended Press Release to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on November 29, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

     /s/ John W. Cruickshank
     ------------------------------
     Secretary & Director



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